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                        UNITED STATES
            SECURITIES AND EXCHANGE COMMISSION        --------------------------
                  Washington, D.C. 20549                    OMB APPROVAL
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                        SCHEDULE 13D                  OMB Number: 3235-0145
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                                                      Expires:  October 31, 2002
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                                                      Estimated average burden
                                                      hours per response... 14.9
                                                      --------------------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                      Universal Security Instruments, Inc.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                   913821 30 2
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                                 (CUSIP Number)

                         Christopher R. Johnson, Esquire
                            Miles & Stockbridge P.C.
                                 10 Light Street
                         Baltimore, Maryland 21202-1487
                                 (410) 385-3532
                              (410) 385-3700 (fax)
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                October 11, 2002
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             (Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

    Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)240.13d-7 for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       1

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CUSIP No. 913821 30 2
          ...........

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                   1.   Names of Reporting Persons. I.R.S. Identification Nos.
                        of above persons (entities only).
                                           Michael L. Kovens
                        ......................................................
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                   2.   Check the Appropriate Box if a Member of a Group
                        (See Instructions)
                        (a) ..................................................
                        (b) ..................................................
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                   3.   SEC Use Only .........................................
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                   4.   Source of Funds (See Instructions)   N/A
                                                          ....................
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                   5.   Check if Disclosure of Legal Proceedings Is Required
                        Pursuant to Items 2(d) or 2(e) .......................
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                   6.   Citizenship or Place of Organization   United States
                                                             .................
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                        7.   Sole Voting Power  285,264
                                               ...............................
Number of               --------------------------------------------------------
Shares                  8.   Shared Voting Power        -0-
Beneficially                                     .............................
Owned by                --------------------------------------------------------
Each                    9.   Sole Dispositive Power     285,264
Reporting                                           ..........................
Person With             --------------------------------------------------------
                        10.  Shared Dispositive Power   -0-
                                                      ........................
                        --------------------------------------------------------
                   11.  Aggregate Amount Beneficially Owned by Each Reporting
                        Person      300,264/1/
                               ...............................................
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                   12.  Check if the Aggregate Amount in Row (11) Excludes
                        Certain Shares (See Instructions).
                        ......................................................
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                   13.  Percent of Class Represented by Amount in Row (11)
                               27.9%
                        ......................................................
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                   14.  Type of Reporting Person (See Instructions)     IN
                                                                   ...........

_________________________
/1/ Includes options to purchase 15,000 shares of Common Stock exercisable within 60 days of the date hereof.

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                               AMENDMENT NO. 2 TO
                            STATEMENT ON SCHEDULE 13D

     This is Amendment No. 2 to the Schedule 13D filed on September 14, 1998, filed by Michael L. Kovens (the "Reporting Person"). The item numbers refer to items in the Schedule 13D. All information in this Amendment No. 2 with respect to the common stock of Universal Securities Instruments, Inc. is correct to the best knowledge and belief of the Reporting Person. The Schedule 13D is hereby amended and supplemented by adding the following information:

Item 1.       Interest in Securities of the Issuer

              This Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Universal Security Instruments, Inc. (the "Company). The principal executive offices of the Company are located at 7-A Gwynns Mill Court, Owings Mills, Maryland 21117.

Item 2.       Identity and Background

              (b) The Reporting Person's residence address is 6 Regency Court, Baltimore, Maryland 21208.

              (c) The Reporting Person is a member of the Company's Board of Directors.

Item 4.       Purpose of Transaction

              On October 11, 2002, the Reporting Person delivered a notice with respect to the Company's 2002 annual meeting to the Corporate Secretary of the Company. The notice advises the Company that the Reporting Person is seeking to elect six persons, including the Reporting Person, as members of the Company's board of directors at the Company's 2002 annual meeting of stockholders. The Reporting Person had previously nominated five individuals for election to the Company's Board of Directors. If so nominated and elected, the persons nominated by the Reporting Person would constitute the entire board of directors of the Company.

Item 5.       Interest in Securities of the Issuer

              (a) The Reporting Person is the beneficial owner of 300,264 shares of Common Stock, representing approximately 27.9% of the total outstanding shares of Common Stock (based on the 1,059,842 shares of Common Stock issued and outstanding as of the date hereof and including options to purchase 15,000 shares of Common Stock held by the Reporting Person).

              (c) On September 17, 2002, the Reporting Person acquired 17,500 shares at $2.35 per share through the exercise of Stock Options. On October 15, the Reporting Person sold 17,500 shares for $5.00 per share in a private transaction.

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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The Reporting Person owns options to purchase 15,000 shares of Common Stock at an exercise price of $3.00 per share, all of which are currently exercisable.

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Michael L. Kovens
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Michael L. Kovens

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